

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2010

Via U.S. Mail and Facsimile (416) 947-0167

Mr. Todd D. Sterck
Director and President
Strategic Mining Corporation
130 King Street West, Suite 1800
Toronto, Ontario, Canada M5X 1E3

> **Re:** **Strategic Mining Corporation**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed August 9, 2010**
> **File No. 0-53961**

Dear Mr. Sterck:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 26, 2010.

General

1.   In response to prior comment 1 you amended your cover page to include the Series A preferred convertible shares. However, you filed this amendment to add a class of securities after the Form 10 went effective automatically on June 29, 2010. A company cannot <u>amend</u> an <u>effective</u> Section 12(g) registration statement to register an additional class of equity securities under Section 12(g). Please file a new registration statement to register this class of securities. Consider the requirements of the Form 10 and the Form 8-A.

2.   We note that you have revised your exhibit index in response to prior comment 4. However, we reissue that comment because the exhibits you list at page 23 do not correspond to the exhibits as filed. For instance, you list the "Binding Letter of Intent" between Bah Din Mineral and yourself as filed as exhibit 10.5 to your Form 10 filed on April 30, 2010. However, this appears filed on EDGAR as exhibit 10.6. Moreover, you list the "Option Agreement" with Arnevut Resources as filed as exhibit 10.6, whereas this appears filed on EDGAR in two parts, in both exhibit 10.2 and 10.3 to your Form 10 filed on April 30, 2010. Please revise.

East Canyon Property, page 6

3.   We note your response to prior comment 8. You disclose that you have acquired the 75% interest in this property. You further disclose that thus far you have only paid $10,000, and that you must continue to advance the property as defined in the joint venture agreement. From examination of the agreement as filed, it appears that with payment of the initial $10,000, you have assumed responsibility for annual maintenance fees due to maintain the property with the BLM, but to earn the 75% interest in the property you must incur $400,000 in work expenditures by the end of year three of the agreement signed January 7, 2010; and also must pay an additional $40,000 by end of year four; and must submit annual reports to the seller on technical work performed and expenses incurred. Section 6.1 of the agreement makes clear that only upon having complied in full with the provisions described above, will the option have been exercised and you have earned a 75% interest. Until that time, no interest appears earned, and you only have the right/obligation to enter and work on land in accordance with subsection 11.1 of the agreement. Please revise your disclosure to provide this information.

Security Ownership of Certain Beneficial Owners and Management, page 17

4.   You state in response to prior comment 13 that Amadou Mara is the natural person that controls the voting and/or dispositive rights for the shares held by Gold River of Africa Corp. Please also disclose this information by footnote or otherwise in your beneficial ownership table on page 17.

5.   It appears from your disclosure that the Series A Preferred Stock and Common Stock vote on a combined basis rather than as two separate classes. Provide an additional column indicating the total overall voting power held by the owner.

6.   In this regard, we note that Amadou Mara is the beneficial owner of common stock held by Gold River and AGMC. Provide a separate line item reflecting Amadou Mara's holdings and indicating his total combined voting power.

Executive Compensation, page 17

7.   We note your response to prior comment 16. In the narrative disclosure to the summary compensation table, please disclose that Gary Cripps served only in 2009, and that Todd Sterck was not appointed until 2010.

Certain Relationships and Related Transactions, page 18

8.   We note your disclosure provided in response to prior comment 17. Please also disclose the approximate dollar value of the transaction. See Item 404(a)(3) of Regulation S-K. In this regard, according to the letter of intent filed as exhibit 10.6, the purchase price for your 51% interest is $320,000, payable in cash upon the closing date, which is on or before January 30, 2010. A $10,000 retainer will be kept by the seller if the sale is not completed. This is disclosed in the exhibit as having been paid on December 18, 2009. If the sale is completed, then the $10,000 will be credited towards the sale price.

9.   In response to prior comment 18, you state that there were no conflicts of interest in the negotiation of the Ba Dinh agreement because Mr. Sterck did not become an affiliate of yours until after the deal, and at the time that the agreement was entered into he was only acting on behalf of Ba Dinh. As our prior comment directed, please disclose this information at an appropriate place in your registration statement

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts related to your disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director